COMMENTS RECEIVED ON NOVEMBER 20, 2012

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Core Income Multi-Manager Fund, Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Emerging Markets Fund of Funds, Strategic Advisers Growth Multi-Manager Fund, Strategic Advisers Income Opportunities Fund of Funds, Strategic Advisers International Multi-Manager Fund, Strategic Advisers Small-Mid Cap Multi-Manager Fund, Strategic Advisers Value Multi-Manager Fund

POST-EFFECTIVE AMENDMENT NO. 32 & 35

1. Strategic Advisers Growth Multi-Manager Fund

C: The Staff noted that the fund has a significant investment in the IT sector. The Staff requests an explanation of why sector specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the prospectus.

R: Sector specific disclosure is not included in the fund's "Principal Investment Strategies" and "Principal Investment Risks" sections because the fund does not have a principal investment strategy to invest in a specific sector. While the fund does not invest more than 25% of its total assets in a single industry as a matter of fundamental investment policy, the fund's sector exposure can and does fluctuate. Similarly, the fund's benchmark, the Russell 1000 Growth Index, is not sector specific and its sector exposure fluctuates. The fund's recent holdings in the information technology sector are consistent with the recent weighting of the sector in the benchmark index. The sector breakdown of the Russell 1000 Growth Index as of October 31, 2012 was as follows:

Russell 1000 Growth Index	31-Oct-12
Consumer Discretionary	16.58
Consumer Staples	12.89
Energy	4.02
Financials	4.50
Health Care	11.97
Industrials	12.30
Information Technology	31.36
Materials	3.84
Telecommunication Services	2.33
Utilities	0.22
100.00

2. Strategic Advisers Growth Multi-Manager Fund and Strategic Advisers Core Multi-Manager Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Strategic Advisers Growth Multi-Manager Fund)

Annual class operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee (fluctuates based on the fund's allocation among underlying funds and sub-advisers) A	0.55%
Distribution and/or Service (12b-1) fees	None
Other expensesB	0.27%
Total annual operating expenses	0.82%

A Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 1.00% of the fund's average daily net assets.

B Based on estimated amounts for the current fiscal year.

C: The Staff notes that there is no line item for acquired fund fees and expenses and would like confirmation that the line is not required despite the funds investing in underlying funds.

R: Because the fees and expenses incurred indirectly by each fund as a result of investment in shares of one or more acquired funds did not exceed one basis point of average net assets of the fund, these fees and expenses will be included in "Other Expenses," as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.

3. Strategic Advisers Growth Multi-Manager Fund

"Fund Summary" (prospectus)

"Fee Table"

Annual class operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee (fluctuates based on the fund's allocation among underlying funds and sub-advisers) A	0.55%
Distribution and/or Service (12b-1) fees	None
Other expensesB	0.27%
Total annual operating expenses	0.82%

A Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 1.00% of the fund's average daily net assets.

B Based on estimated amounts for the current fiscal year.

C: The Staff requests that we remove footnote A since instruction 3(e) to Item 3 permits disclosure only if expenses are reduced.

R: Because the management fee fluctuates based on each fund's allocation of assets between underlying funds and sub-advisers, we believe the maximum management fee operates as a cap on management fees that would, if needed, reduce the management fees paid by shareholders. In addition, the maximum management fee is in effect for the duration of the prospectus and may not be unilaterally terminated by the adviser. As such, we believe the disclosure is not inconsistent with Instruction 3(e) to Item 3 of Form N-1A and we respectfully decline this comment.

4. All funds

"Fund Summary" (prospectuses)

"Portfolio Turnover"

(Example from Strategic Advisers Growth Multi-Manager Fund)

"The fund will not incur transaction costs, such as commissions, when it buys and sells shares of affiliated funds but it may incur transaction costs when buying or selling non-affiliated funds and other types of securities (including non-affiliated exchange traded funds) directly (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund's performance. For the period from November 16, 2011 to May 31, 2012, the fund's portfolio turnover rate was 50% (annualized) of the average value of its portfolio."

C: The Staff requests we disclose that underlying funds will incur transaction costs.

R: We believe the disclosure included in the prospectus is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between each fund's transaction costs and each fund's portfolio turnover rate. The transaction costs of the underlying funds a fund may invest in have no bearing on the fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

5. Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Growth Multi-Manager Fund, Strategic Advisers Value Multi-Manager Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Strategic Advisers Core Multi-Manager Fund)

"Normally investing primarily in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the S&P 500 Index)."

(Example from Strategic Advisers Growth Multi-Manager Fund)

"Normally investing primarily in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Growth Index)."

(Example from Strategic Advisers Value Multi-Manager Fund)

"Normally investing primarily in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Value Index)."

C: The Staff notes that these indices include small and medium market capitalizations and, therefore, are not an appropriate definition of "large cap."

R: While there is no precise definition for the term "large capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the S&P 500 Index, Russell 1000 Growth Index, and Russell 1000 Value Index classify publicly offered companies according to their market capitalization, and generally are a representative of the large-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

6. Strategic Advisers Core Income Multi-Manager Fund, Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Growth Multi-Manager Fund, Strategic Advisers International Multi-Manager Fund, Strategic Advisers Small-Mid Cap Multi-Manager Fund, Strategic Advisers Value Multi-Manager Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers, Inc. (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund's sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement."

C: The Staff questions why this language is included in the "Principal Investment Strategies" section and requests that the language be removed from the "Fund Summary" section of the prospectus.

R: We consider Strategic Advisers' operation as a "manager of managers" to be directly related to each fund's utilization of multiple sub-advisers as part of its principal investment strategies and believe the disclosure of a fund's principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the "Fund Summary" section of the prospectus.

7. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee may also engage professional search firms to help identify potential Independent Trustee candidates with experience, qualifications, attributes, and skills consistent with the Statement of Policy. Additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, may be considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

8. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

9. Strategic Advisers Core Multi-Manager Fund and Strategic Advisers Small-Mid Cap Multi-Manager Fund

"Investment Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" section.

R: The possibility for market developments to affect different types of markets and different types of securities -- such as value stocks and growth stocks -- differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Details" sections. We have revised "Stock Market Volatility" in the "Fund Summary" section to further clarify this point, as follows (underlined added): "Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market and different securities can react differently to these developments."

10. Strategic Advisers Core Income Multi-Manager Fund and Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Strategic Advisers Core Income Multi-Manager Fund)

"Investing up to 30% of assets in high yield and emerging market debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

11. Strategic Advisers Core Income Multi-Manager Fund and Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for each fund.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity. Accordingly, we have not modified disclosure.

12. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff requests that we disclose the market capitalization policy for the fund in the Fund Summary section.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. The fund also implements its investment strategies via investment in underlying funds that are not limited to investing in securities of a specific market capitalization. In this regard we note that under Form N-1A, a negative strategy is not considered a principal investment strategy. Accordingly, we have not modified disclosure.

13. Strategic Advisers Emerging Markets Fund of Funds

"Investment Details" (prospectus)

"Principal Investment Strategies"

"The fund normally invests at least 80% of its assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets and in shares of other emerging markets equity funds. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. The fund normally invests primarily in common stocks."

C: The Staff would like to know the characteristics for an investment to be tied economically to emerging markets.

R: The factors Strategic Advisers considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed in the fund's prospectus under the heading, "Country or Geographic Region." In the fund's SAI, we also disclose the following information:
"Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

We also direct the Staff's attention to the following SAI disclosure related to the fund's name test:
"Countries and Markets Considered Emerging. For purposes of a Fidelity fund's 80% investment policy relating to emerging markets, emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of December 31, 2011, countries in the MSCI Emerging Markets Index, Greece, Hong Kong, Israel, and Singapore are considered to be emerging."

14. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.